[redacted]

08031165

SEC Mail Processing Section

MAR 3 1 2008

Washington, DC 105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonehaven, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 2002
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Frank (212) 218-7626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 1002 (Address) Iselin (City) (State) 08855 (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT & MANAGING PARTNER

Title

Notary Public

OFFICIAL SEAL
GUISEPPE HAMMER
NOTARY PUBLIC-STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REGISTRATION NO. 01HA6139141
My Commission Expires January 3, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

STONEHAVEN, LLC

(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

CONTENTS

December 31, 2007

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsbo.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
Stonehaven, LLC
New York, New York

We have audited the accompanying statement of financial condition of **Stonehaven, LLC** (the "Company"), as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Stonehaven, LLC** as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 28, 2008

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

		December 31, 2007
ASSETS		
Cash	$	80,072
Restricted cash		29,518
Due from parent		1,845,940
Prepaid expenses		7,172
Property and equipment, net of $2,146 accumulated depreciation		67,493
Total Assets	$	2,030,195
LIABILITIES		
Accounts payable and accrued expenses	$	49,020
MEMBER'S EQUITY		1,981,175
Total liabilities and member's equity	$	2,030,195

See accompanying notes to financial statements.

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

STATEMENT OF OPERATIONS

	Year Ended December 31, 2007
Revenues	
Fee income	$ 2,771,688
Interest income	31,808
Net gain from principal transactions	224,924
Other income	46,860
	3,075,280
Expenses	
Commissions and clearing expense	$ 1,748,400
Salaries, wages and payroll taxes	611,514
Computer service	21,697
Execution costs	63,684
Insurance	67,543
Licenses and permits	10,772
Office expenses	28,176
Professional fees	157,197
Recruiting	23,225
Rent	131,141
Telephone and internet costs	45,187
Travel and entertainment	38,043
Margin interest expense	50,465
Depreciation and amortization	2,146
Other expenses	26,421
	3,025,611
Net income	$ 49,669

See accompanying notes to financial statements.

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2007
Member's equity at beginning of year	$ 2,109,950
Distributions	(178,444)
Net income	49,669
Member's equity at end of year	$ 1,981,175

See accompanying notes to financial statements.

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2007
Cash flows from operating activities	
Net income	$ 49,669
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,146
Changes in assets and liabilities:	
Restricted cash	(29,518)
Deposits with clearing organization	256,053
Marketable securities	171,843
Commissions receivable	87,282
Prepaid expenses	20,755
Accounts payable and accrued expenses	(70,973)
Commissions payable	(244,603)
Other liabilities	(3,134)
Net cash provided by operating activities	239,520
Cash flows from investing activities	
Purchase of property and equipment	(61,077)
Disposals of property and equipment	4,466
Net cash used in investing activities	(56,611)
Cash flows from financing activities	
Advance to parent	(957,927)
Capital distributions	(178,444)
Net cash used in financing activities	(1,136,371)
Net decrease in cash	(953,462)
Cash - beginning	1,033,534
Cash - ending	$ 80,072
Supplemental disclosures of cash flow information	
Interest paid for the year ended December 31, 2007	$ 50,465

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Stonehaven, LLC (the "Company") was formed in California on October 12, 2001. The Company is wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides referral business, sales of private placement interests and corporate finance services to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of Securities and Exchange Commissions Rule 15c3-3(k)(2)(ii).

Property and Equipment

Property and equipment are valued at cost. Depreciation and amortization are being provided by the use of the straight-line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Commission revenue generated from securities transactions is recorded on a settlement date basis which is not significantly different than trade date basis. Fee income from private placements is recognized when earned and the amount can be reasonably determined.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the differences between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carryforward due to its insignificance.

2. Property and Equipment

Property and equipment consist of the following:

Artwork	$15,654
Office equipment	43,740
Leasehold improvements	10,245
	69,639
Less: Accumulated depreciation and Amortization	(2,146)
	$67,493

3. Due from Parent

At December 31, 2007 the Company is owed $1,845,940 by its Parent. The amount is unsecured, due on demand and non interest bearing.

4. 401(K) Profit Sharing Plan

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $31,052, which exceeded the requirement by $26,052.

6. Risk Concentrations

Cash

During the year ended December 31, 2007, bank account balances exceeded the Federal Deposit Insurance Corporate ("FDIC") limit of $100,000.

Revenues

The Company earned fee income from seven clients, which represented approximately 90% of total revenue.

7. Commitments

The company subleases its office facilities under an agreement that expires on November 29, 2008. The lease contains provisions for escalations of 3% per annum. Future minimum lease payments as of December 31, 2007 2008 are $112,695.

At December 31, 2007, the Company has a letter of credit of approximately $28,500 issued as a security deposit under this lease agreement, which is securitized by restricted cash in the amount of $29,518.

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

				December 31, 2007
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
Total member's equity			$	1,981,175
Deductions:				
Non-allowable assets:				
Restricted cash	$	29,518		
Due from parent		1,845,940		
Prepaid expenses		7,172		
Property and equipment, net		67,493		
Total non-allowable assets				1,950,123
Net capital			$	31,052
Aggregate indebtedness				
Accounts payable and accrued expenses			$	49,020
Computation of basic net capital requirement:				
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)			$	5,000
Excess net capital			$	26,052
Percentage of aggregate indebtedness to net capital				158%
RECONCILATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2007)				
Net capital, as reported in Company's Part II (unaudited) FOCUS report			$	73,070
Additional accrued expenses:				
Payroll expenses				13,000
Other				(500)
Total expenses				12,500
Restricted cash, reclassified as non allowable asset				29,518
Total adjustments				42,018
Net capital per above			$	31,052
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report			$	36,520
Aggregate indebtedness, as reported herein			$	49,020

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsbo.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
Stonehaven, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of **Stonehaven, LLC** (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15C3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives, except as follows:

> The Company on October 2, 2007 violated SEC Rule 15c3-1(e)1 whereby the Company entered into a transaction of greater than $500,000 without written notification to the SEC and FINRA.
>
> During the period from October 2, 2007 to October 8, 2007, the Company had net capital deficiencies (below its minimum requirement of $100,000 as of October 8, 2007) (Effective October 9, 2007 its minimum net capital requirement was reduced to $5,000) of $30,917. The Company notified the SEC on January 28, 2008. Such net capital deficiencies were corrected on October 9, 2007.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 28, 2008

END